Exhibit 99.2

Notice of Availability of Proxy Materials for

Nouveau Monde Graphite Inc. Annual General and Special

Meeting of Shareholders

Meeting Date and Location:

When:	Tuesday, June 17, 2025 10:00 a.m. (Eastern Time)	Where: Via live webcast at: https://virtual-meetings.tsxtrust.com/en/1797 Password : nou2025 (case sensitive)

You are receiving this notification as Nouveau Monde Graphite Inc. (the “Corporation”) is using the notice and access mechanism (the “Notice and Access Provisions”) to deliver the meeting materials to its registered and beneficial shareholders (the “Shareholders”) for its annual general and special meeting of Shareholders to be held on Tuesday, June 17, 2025 (the “Meeting”) and to advise that the proxy materials for the Meeting are available on the Internet. The Notice and Access Provisions are a set of rules that allow reporting issuers to post electronic versions of proxy-related materials via the System for Electronic Document Analysis and Retrieval and the Internet, rather than mailing paper copies of such materials to Shareholders. The Corporation will not use the procedure known as “stratification” in relation to the use of Notice and Access Provisions. Stratification occurs when a reporting issuer using the Notice and Access Provisions provides a paper copy of a management proxy circular to certain shareholders with the notice package.

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the management proxy circular dated May 14, 2025 (the “Circular”) and other proxy-related materials before voting.

The Circular, the consolidated audited financial statements of the Corporation for the fiscal years ended December 31, 2024 and 2023 and the independent auditor’s report thereon (the “Financial Statements”) and other relevant materials are available at:

www.meetingdocuments.com/TSXT/NOU

OR

www.sedarplus.ca

OR

www.sec.gov

OR

https://nmg.com

How to Obtain Paper Copies of the Proxy Materials

Shareholders may request to receive paper copies of the current meeting materials and the Financial Statements by mail at no cost. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than June 2, 2025. If you do request the current materials, please note that another Form of Proxy or Voting Instruction Form will not be sent; please retain your current one for voting purposes. To obtain information about notice and access or to request paper copies of the proxy-related materials, please call TSX Trust Company, toll-free within North America at 1-888-433-6443, or email your request at tsxt-fulfilment@tmx.com.

Shareholders Meeting Notice

Shareholders will be asked to consider and vote on the matters listed below, along with the Sections within the Circular where disclosure regarding the matter can be found:

1.	to receive the consolidated audited financial statements of the Corporation for the fiscal years ended December 31, 2024 and 2023 and the independent auditor’s report thereon (the “Financial Statements”) – see ‘’Agenda Items of the Meeting – Presentation of Financial Statements’’;
2.	to elect the directors named in the enclosed management proxy circular (the “Circular”), namely Mr. Daniel Buron, Mr. Eric Desaulniers, Ms. Paola Farnesi, Ms. Edith Jacques, Mr. Stéphane Leblanc, Ms. Nathalie Pilon and Ms. Chantal Sorel, who will serve until the next annual meeting of shareholders or until their successors are elected or appointed – see ‘’Agenda Items of the Meeting – Election of Directors’’;
3.	to appoint PricewaterhouseCoopers LLP as the external auditor of the Corporation and to authorize the directors to set its compensation – see ‘’Agenda Items of the Meeting – Appointment of External Auditor and Authorization of Directors to Seit Its Remuneration’’;
4.	to consider and, if deemed advisable, adopt a resolution (which is set out in Schedule “A” of the Circular) concerning the ratification and confirmation of the omnibus plan of the Corporation, the whole as described in the Circular – see ‘’Agenda Items of the Meeting – Ratification and Confirmation of the Omnibus Plan’’;
5.	to consider and, if deemed advisable, approve 1,922,500 stock options granted to directors, officers and employees of the Corporation approved by the Board of Directors on April 1, 2025 which will be subject to the omnibus plan of the Corporation, the whole as described in the Circular – see ‘’Agenda Items of the Meeting – Approval of Stock Option Grants”; and
6.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Voting

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities, you must vote using the methods reflected on your enclosed Form of Proxy or Voting Instruction Form. Your Form of Proxy or Voting Instruction Form must be received by 10:00 a.m. (Eastern Time) on June 13, 2025.

PLEASE REVIEW THE CIRCULAR PRIOR TO VOTING

Financial Statements Delivery

•	The Financial Statements are being sent to shareholders who have requested them.